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Securities and Exchange Commission
Trading and Markets

MAY 30 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/08/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIP CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 PENN BOULEVARD
(No. and Street)

SCARSDALE	NY	10583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Attanasio (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, NAMSOO LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIP CAPITAL MARKETS LLC, as of March 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY J MOHAMMED
Notary Public - State of New York
NO. 01MO6156768
Qualified in Queens County
My Commission Expires 02-16-2023

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIP CAPITAL MARKETS LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Period January 8, 2018 (Date of Registration) Through March 31, 2019

AIP CAPITAL MARKETS LLC
FOR THE PERIOD JANUARY 8, 2018 (DATE OF REGISTRATION) THROUGH MARCH 31, 2019

Table of Contents

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
AIP Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AIP Capital Markets LLC (the "Company"), as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2017.

New York, NY
May 23, 2019

AIP CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS		
Cash	$	29,890
Other assets		3,052
TOTAL ASSETS	$	32,942
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and other liabilities	$	4,839
MEMBER'S EQUITY		28,103
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	32,942

The Notes to Financial Statements are an integral part of this statement.

AIP CAPITAL MARKETS LLC
NOTES TO FINANCIAL STATEMENT
FOR THE PERIOD JANUARY 8, 2018 (DATE OF REGISTRATION) THROUGH MARCH 31, 2019

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

AIP Capital Markets LLC (the "Company") was formed as a limited liability company in Delaware on May 3, 2017. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") on January 8, 2018.

The Company provides advisory services to businesses, providing valuations and strategic planning with a focus on merger and acquisition advice.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2019.

Revenue Recognition

Upon registration and commencement of operations, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Advisory and Consulting Income
The Company engages in advisory and consulting services from capital raising for business entities. Revenue from ongoing advisory and consulting services is recognized and earned at the point in time that the performance under the arrangement is completed, which is when a successful closing occurs or upon cancellation of the agreement. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for advisory and consulting transactions, as there are no significant actions which the Company needs to take subsequent to this date.

Disaggregation of Revenue
All of the Company's revenues for the period from January 8, 2018 (date of registration) through March 31, 2019 originated from advisory and consulting fees.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of January 8, 2018 (date of registration) and March 31, 2019.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of January 8, 2018 (date of registration) and as of March 31, 2019, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 8, 2018 (date of registration) and as of March 31, 2019, there were no contract liabilities.

Income Taxes
The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. The Company has no tax sharing arrangement with the Parent and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal or state income taxes.

At March 31, 2019, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and cicumstances may require. Interest and penalties assessed, if any are recorded as income tax expense.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations, and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2019, the Company had net capital of $25,051, which was $20,051 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1:1 as of March 31, 2019.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Revenue

During the period ended March 31, 2019, 100% of the Company's revenue was from one customer.

NOTE 5 – RELATED PARTY TRANSACTIONS:

The Company's travel and entertainment expenses on the accompanying statement of income include reimbursements to the member for business travel costs incurred on the Company's behalf of $34,627. As of March 31, 2019, the Company has payables to its parent of approximately $500 and a payable due to another affiliate of approximately $1,500. These amounts are included in other assets in the statement of financial condition.

NOTE 6 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the new guidance and determined there is no material impact on its financial statements since the Company does not have a lease.

NOTE 7 - CLASSES OF MEMBERSHIP INTERESTS, SHARES ISSUED AND RIGHTS:

The Company issued 100 Class A Membership Units and 1000 Class B Membership Units to Abacus Infrastructure Partners Group LLC. The Company is authorized to issue one hundred (100) Class A Membership Units which (x) shall have equal governance rights with respect to every other Class A Membership Unit with one vote per Class A Membership Unit and (y) shall not have any economic rights to participate in profits, losses and distributions of the Company. Notwithstanding any other provisions of the Limited Liability Company Operating Agreement, Class A Membership Units shall be the only class of Membership Units with the voting rights. Additional Class A Membership Units may be issued only with the written consent of the Majority in Interest of Class A Members.The Company is authorized to issue four thousand (4,000) Class B Membership Units. Class B Membership Units shall be non-voting Membership Units, but shall have equal economic rights to participate in profits, losses and distributions of the Company with respect to every other Class B Membership Unit.